JUHL ENERGY, INC.

1502 17th Street SE

Pipestone, Minnesota 56164

(507) 562-4310

June 23, 2014

VIA ELECTRONIC DELIVERY

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

Washington, D. C. 20549

Re:          Juhl Energy, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 6, 2014

File Number 333-195636

Dear Ms. Long:

This letter is in response to your comment letter dated June 18, 2014 to Juhl Energy, Inc. (the “Company”), regarding Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed June 6, 2014. We have today filed electronically on EDGAR a marked copy of Amendment No. 2 to the Company’s Registration Statement on Form S-1/A (the “Registration Statement”) along with this letter. These revisions incorporate the changes made in response to your comments which are itemized below.

Exhibit 5.1

1.

We note the limitation “based solely upon our review of a standard compilation thereof” in the penultimate paragraph. The limitation is inappropriate. Please revise. For guidance you may wish to refer to Section II.B.3.c. of our Staff Legal Bulletin No. 19 (2011).

Response:

We have deleted “based solely upon our review of a standard compilation thereof” from Exhibit 5.1.

2.

The statement in the last paragraph “This opinion letter speaks as of the date the Registration Statement is declared effective” appears inconsistent with the statement in the last paragraph “we assume no obligation to advise you . . . after the date hereof.” Please reconcile the statements.

Response:

We have reconciled the statements in the last paragraph to provide that “we assume no obligation to advise you … after such effective date.”

Exhibit 10.18

3.

We note that you have filed a “form of” the amended and restated operating and member control agreement of Valley View Transmission LLC. Please file the final form of the agreement, or advise us why you are not able to do so.

Response:

We have now filed with the Registration Statement the final form of the agreement of Valley View Transmission LLC.

We trust that the Company’s responses and revisions address the comments raised in your letter to the Company dated June 18, 2014. However, the Company will provide further information and make further revisions at your direction.

Very truly yours,

/s/ John P. Mitola

John P. Mitola
President